Mail Stop 3561

February 27, 2009

Michael I. German
President and Chief Executive Officer
Corning Natural Gas Corporation
330 W. William St.
Corning, New York 14830

> **Re: Corning Natural Gas Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 19, 2008**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **September 30, 2008**
> **Filed January 28, 2009**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
> **September 30, 2008**
> **Filed February 17, 2009**
> **File No. 000-00643**

Dear Mr. German:

     We have reviewed your letter dated February 20, 2009 and have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Utilities Operating Revenue, page 8

1.   We note your response to comment five in our letter dated February 5, 2009. Please expand your disclosure to clarify, if true, that earnings were impacted by a contribution to one of your construction projects of pipeline capitalized with a fair value of $649,900. Further, please clarify for us your treatment of the pipe contributed in your statements of cash flows. Refer to paragraph 32 of SFAS 95.

* * * * *

     Please respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Donna DiSilvio, Staff Accountant, at (202) 551-3202 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding this comment. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director